UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Millennium Pharmaceuticals, Inc.

(Name of Subject Company)

Millennium Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

599902103

(CUSIP Number of Class of Securities)

Deborah Dunsire, M.D.

President and Chief Executive Officer

Millennium Pharmaceuticals, Inc.

40 Landsdowne Street

Cambridge, Massachusetts 02139

(617) 679-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

David E. Redlick, Esq. Hal J. Leibowitz, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000 Telecopy: (617) 526-5000	Joel S. Goldberg, Esq. Vice President and Secretary Millennium Pharmaceuticals, Inc. 40 Landsdowne Street Cambridge, Massachusetts 02139 Telephone: (617) 679-7000 Telecopy: (617) 374-0074

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule”) initially filed with the U.S. Securities and Exchange Commission on April 11, 2008, by Millennium Pharmaceuticals, Inc., a Delaware corporation (“Millennium”), as amended or supplemented from time to time.  The Schedule relates to the tender offer by Mahogany Acquisition Corp., a Delaware corporation, and wholly-owned subsidiary of Takeda America Holdings, Inc., a New York corporation, and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan, to purchase all of the issued and outstanding shares of Millennium common stock at a price per share of $25.00, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 11, 2008, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

All information in the Schedule, as previously amended or supplemented, is incorporated by reference in this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Except as otherwise indicated, the information set forth in the original Schedule 14D-9, as previously amended or supplemented, remains unchanged.  Capitalized terms used below but not defined in this Amendment No. 4 have the meanings set forth in the Schedule.

Item 8.  Additional Information.

Item 8 is hereby amended and supplemented by adding the following under “Regulatory Approvals — Antitrust in the United States”:

On April 28, 2008, Millennium and TPC each received notice from the FTC that Millennium’s and TPC ’s requests for early termination of the required waiting period with respect to the Offer and Merger have been granted, and that such waiting period has terminated.  Accordingly, the condition to the Offer that any waiting period under the HSR Act shall have expired has been satisfied.

Item 8 is hereby further amended and supplemented by adding the following under “Regulatory Approvals — Other Foreign Competition Law Filings”:

On April 28, 2008, TPC received clearance from the Austrian Federal Competition Authority pursuant to part 1, chapter 3 of the Austrian Cartel Act 2005. Accordingly, the condition to the Offer that the Offer and the Merger be approved by the relevant governmental authorities of Austria has been satisfied.

Item 8 is hereby further amended and supplemented as follows:

Notice to Option Holders

On April 28, 2008, Millennium delivered the notice filed as Exhibit (a)(12) hereto to holders of outstanding options to purchase Millennium common stock.  The notice is incorporated herein by reference.

Item 9.  Exhibits

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(12)

Notice to holders of outstanding options to purchase shares of common stock, par value $0.001 per share, of Millennium Pharmaceuticals, Inc., delivered by Millennium Pharmaceuticals, Inc. on April 28, 2008**

**Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Joel Goldberg
Joel Goldberg
Vice President and Secretary

Date: April 28, 2008